VIA EDGAR CORRESPONDENCE

July 28, 2005

Division of Corporate Finance

Securities and Exchange Commission

Attn: Linda Cvrkel, Branch Chief

Re:	IMPCO Technologies, Inc.
Form 10-K for year ended December 31, 2004
File No. 1-15143

Dear Ms. Cvrkel:

We are in receipt of your letter dated July 7, 2005 regarding your comments and request for supplemental information in connection with IMPCO Technologies, Inc. (the “Company”) filings made on Form 10-K, for the fiscal year ended December 31, 2004, and on Form 10-Q, for the quarter ended March 31, 2005.

We are pleased to provide our responses (numbered and ordered to correspond to your comment letter) as set forth below:

Form 10-K for the year ended December 31, 2004

Item 7.A. Quantitative and Qualitative Disclosures about Market Risk

1.	Please present market risk information resulting from currency fluctuations. Present disclosures so that they reflect the impact on future earnings, fair values, or cash flows resulting from one or more selected hypothetical changes in exchange rates. Please present your revised disclosures in one of the suggested formats outlined in Item 305 (a) (1) (ii) of Regulation S-K.

Response:

The Company disclosed in the Derivative Financial Instruments section of the MD&A section of its Annual Report on Form 10-K for the fiscal year ended December 31, 2004 (the “Form 10-K”) that the Company’s financial results in the future could be affected by changes in the exchange rate between the U.S. dollar and the euro. The Company discussed that the primary source of this risk was a December 2004 loan agreement between the Company and its then 50% owned affiliate BRC in the amount of $22.0 million. The Company will model the impact of hypothetical changes in the exchange rate on earnings and cash flow and disclose the results and a description of the model and the underlying assumptions. In January 2005, BRC entered into a hedging agreement for the purpose of hedging future payments under this loan agreement. The Company will also similarly model and disclose the impact on the fair value of the derivative instrument based on hypothetical changes in the forward exchange rates between the US dollar and the euro.

Item 9A. Controls and Procedures, page 54

2.	We note your discussion surrounding the four material weaknesses management identified and the steps you undertook to rectify and prevent the recurrence of similar errors in the future. Supplementally advise us in detail, of how you determined that there are no further errors that may require corrective action, including areas other than those specifically relating to the previous issues. We may have further comment upon reviewing your response.

Response:

Based on management’s assessment of internal controls over financial reporting as of December 31, 2004, the Company identified four material weaknesses. The Company is currently modifying its internal procedures and implementing additional control processes to remediate these material weaknesses. The following is supplemental information describing what actions that have been taken in response to these assessments.

Cycle Counts of Inventory

The Company has been reviewing and making modifications to internal systems and material handling procedures that significantly influence the quality of daily cycle counts. Specifically, the Company has taken actions to ensure that (1) internal systems are modified to ensure that all part numbers, regardless of carrying value, are subject to cycle counts (2) the results of significant cycle count discrepancies are analyzed to determine the cause(s) (3) material locations in production areas are consolidated as much as possible including the scrapping of obsolete inventory (4) the segregation of duties and responsibilities for the counting teams and supervisors from production departments (5) an improved program for training and documentation of internal controls and processes related to this area (6) a physical inventory was performed on March 17, 2005 and the results were “rolled-back” to the financial statements as of December 31, 2004 and (7) another physical inventory is scheduled for the end of the third quarter 2005 in order to confirm that this internal control is operating effectively. Based on management’s day-to-day interaction with the systems and procedures, the Company believes that these systems and procedures are operating effectively; however, neither the Company nor its independent registered public accounting firm has re-tested or re-audited internal controls.

Cash flow Statements and Deferred Taxes

The Company corrected the material weakness related to the preparation of the statement of cash flows. The Company referred to examples in the Appendix to FAS 95, Statement of Cash Flows, for guidance on this issue. Internal controls have also been modified to ensure that the statement of cash flows is reviewed thoroughly by qualified financial personnel knowledgeable about the preparation of statements of cash flows.

The material weakness related to deferred taxes was in connection with maintaining in-house knowledge and technical capability needed to perform computations under

Section 382 of the IRS Code and understanding its impact on the future utilization for tax purposes of net operating losses and ultimately the recoverability of net deferred tax assets on the balance sheet at December 31, 2004. The Company believes that it has remedied this situation by employing an outside tax firm with knowledge of Section 382 complexities to assist the Company’s accounting and finance staff in measuring the impact of Section 382 on the financial results of the Company. Internal controls have also been modified to ensure that there is senior management oversight of the computations made and the conclusions drawn with respect to Section 382.

Segregation of Duties in Australian Subsidiary

The Company maintains a small accounting staff of three in its Australian subsidiary to meet the financial reporting requirements of the Company and manage the local affairs of the subsidiary. Segregation of duties was identified as a material weakness in an effort to prevent and detect fraudulent activities. The Company established improved controls over cash disbursements, in particular, by (1) requiring that all significant cash expenditures be approved in advance by the former Australian general manager, who was transferred to the United States by the Company at the end of 2004 and will continue to have oversight responsibility for Australia (2) issuance of a monthly report detailing all cash disbursements to the former Australian general manager for his review and (3) all members of the accounting staff have independent and open lines of communication with the former Australian general manager. Additional control procedures are being implemented whereby (1) a copy of the monthly bank reconciliation, including bank statements, will be sent to the former Australian general manager (2) internal reviews are made at the corporate level of the financial statements issued by the subsidiary to ensure that controls over financial statement preparation are being followed and (3) an internal audit function is being established this year in which foreign locations of the Company undergo a detailed on-site review.

Board of Directors – Board Resolutions and Documentation

The Company identified a material weakness in connection with the quality of the development and distribution of board of director resolutions. During the first quarter of 2005, the Company replaced the previous board secretary with a partner at the Company’s outside counsel. The new secretary is responsible for attending all scheduled board meetings in person, developing an accurate written record of all board resolutions, and timely distribution of the written record prior to the next scheduled board meetings. All members of the board will have adequate time to review the “minutes” of the last meeting prior to resolving that the minutes are correct at the next board meeting. The Chief Financial Officer attends all board meetings and is responsible for evaluating and communicating to the members of the board the accounting and financial reporting impact of all board resolutions. Based on management’s experience with the procedures, the Company believes that these procedures are operating effectively; however, neither the Company nor its independent registered public accounting firm has re-tested or re-audited internal controls.

In order to ensure that the Company’s internal control over financial reporting is providing reasonable assurance regarding the reliability of financial reporting, the Company is instituting a program involving: (1) reviewing the internal assessments performed during 2004 to identify and rectify any internal control deficiencies that, if not remedied, could by themselves or in combination with other internal control deficiencies result in a future material weakness (2) updating all internal documentation and procedures for the current year (3) in-depth testing of controls related to processes and transactions for financial statement accounts and disclosures most likely to have a material impact on the Company’s financial statements and (4) developing a management reporting process where internal control deficiencies and the status of corrective actions are given visibility at the senior level of the Company including the audit committee.

3.	Furthermore, in light of the issuance of the FAQ on Management’s Report on Internal Control Over Financial Reporting and Disclosure in Exchange Act Periodic Reports released on June 22, 2004 (refer to Question 5 in particular), supplementally explain in detail and expand your disclosure in future filings to explain why you believe the changes in internal controls discussed in this section will be adequate and effective in preventing future errors and your basis to conclude that you will no longer have a material weakness. We may have further comment upon reviewing your response.

Response:

Please refer to the Company’s response to Comment 2. The Company will disclose in future filings on Form 10-Q, as required, the changes in internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, its internal control over financial reporting, including such changes made to rectify previously-identified material weaknesses, and will endeavor to explain why the Company believes that such changes will assist in providing reasonable assurance regarding the reliability of its financial reporting. In light of the Staff’s response to Question 5 in the FAQ, released on June 22, 2004 and revised on October 6, 2004, regarding whether management may qualify its conclusions in the report on internal controls by stating that its internal controls are effective subject to certain qualifications or exceptions, the Company concluded and reported in Item 9A of the Form 10-K that its internal control over financial reporting was ineffective. The Company identified specific areas that were determined to be material weaknesses. The Company did not qualify its assessment or make any other statements that could be interpreted as meaning that the internal controls were effective. Similarly, In Item 4 of Form 10-Q, for the quarter ended March 31, 2005, the Company reported that its internal controls were ineffective and did not make any additional qualifying statements implying that internal controls were effective except for the identified material weaknesses.

Consolidated Financial Statements

1. Summary of Significant Accounting Policies

(a) Basis of presentation and description of the business

4.	We note the disclosure indicating that on December 31, 2004, the Company combined its joint venture interest in Minda IMPCO Limited and Minda IMPCO Technologies Limited which resulted in a 50% interest in Minda IMPCO Limited. We further note that the Company no longer consolidates Minda IMPCO Technologies Limited and uses the equity method to report the results of Minda IMPCO Limited. Please explain in further detail why the Company previously consolidated these entities but no longer believes consolidation is appropriate at December 31, 2004. Your response should explain in detail the nature of any changes in ownership or control relationships that occurred as a result of combining these interests and should explain why management believes its prior accounting treatment (i.e., consolidation) as well as its current treatment (i.e., equity accounting) is appropriate.

Response:

In 2002, the Company’s established two joint ventures in India (separate legal entities) with an Indian partner, Minda, Ltd. (“the Partner”), a major manufacturer of automotive parts serving the Indian market. The Company held a 60% interest in Minda IMPCO Technologies, Ltd. (“MIT”) and a 40% interest in Minda IMPCO Ltd. (“MIL”). Prior to December 31, 2004, the Company accounted for the 60% owned entity, MIT, on a fully consolidated basis (less a minority interest) and the 40% owned entity, MIL, using the equity method of accounting. The Company based its historical accounting policy on the respective percent ownerships of each joint venture.

The Company and the Partner agreed to rearrange the ownership interests, as of December 31, 2004, such that IMPCO and the Partner would each have a 50% ownership in MIL, the combined entity consisting of the operations of both MIL and MIT. At December 31, 2004, the Company no longer fully consolidated the balance sheet for MIT and established equity accounting for the combined entity. The statement of operations for MIT was consolidated into the Company’s financial results for all of 2004. For 2005, the results of the combined entity are recognized using the equity method. The criteria that the Company used to support its position to no longer consolidate MIT at December 31, 2004 and use the equity method for the combined entity was based on the Company’s lack of effective control over the combined entity. The Company believes that it has significant influence but not effective control due to the facts that (1) the Company does not have the power to elect a majority of the combined entity’s directors (2) the operational and day-to-day control of the combined entity is controlled by the Partner and (3) budgets and plans are developed by the Partner.

5.	In addition, you should also explain in further detail why you previously consolidated your Mexican operations but will no longer do so effective December 31, 2004.

Response:

On December 31, 2004, the Company established a joint venture in Mexico with an American partner, Clean Fuels USA, Inc. (the “Partner”) in which IMPCO and the Partner would each hold a 50% ownership share in the newly formed entity, IMPCO-BRC Mexicano (“IBM”). The Company plans to eventually close its wholly owned subsidiary in Mexico, Grupo I.M.P.C.O. Mexicano (“GIM”) as soon as IBM is successfully established, and will continue to consolidate GIM until the date of closure. At December 31, 2004 and during 2005, the Company recognized its interests in IBM using the equity method. The Company’s decision to use the equity method for the recognition of IBM results is based on the lack of effective control. The Partner has assigned the general manager for IBM, the Partner is responsible for the development of internal budgets and plans and control over the board of directors is on an annual rotating basis. IMPCO believes that it has significant influence but not effective control over the operations of IBM. As stated in the Form 10-K and Form 10-Q, the Company reports the results of GIM on a consolidated basis.

(f) Intangibles arising from acquisitions

6.	We note the disclosure indicating that the Company recognized an impairment loss for goodwill of approximately $1.3 million during the three months ended December 31, 2004. Given the significant net losses recognized by the Company during the past three fiscal years, please explain in further detail why recognition of an impairment loss associated with the Company’s goodwill was not required until the fourth quarter of fiscal 2004. Your response should explain in detail with changes in operating results or expected future operating results occurred during fiscal 2004 that resulted in the recognition of this impairment charge. We may have further comment upon receipt of your response.

Response:

During the fourth quarter of 2004, the Company performed its annual review of goodwill in accordance with FAS 142, Goodwill and Other Intangible Assets, and determined that the goodwill allocated to Japan and Mexico reporting units were impaired. Prior to the fourth quarter of 2004, there were no triggering events that would have caused the Company to perform an interim assessment of goodwill. In the fourth quarter, the Company reported changes in its senior management and announced the acquisition of the remaining 50% of BRC, which together shifted the long-term direction of the Company and triggered a reassessment of the carrying value of goodwill in certain reporting units. The Company’s operating strategy included a shift towards joint ventures, partnerships, and developing indirect channels of distribution, which has been the BRC model, as opposed to IMPCO’s historical model of acquiring foreign entities or successful distributorships.

The decision to recognize an impairment charge for Mexico was determined during the fourth quarter as the result of (1) the pattern of operating losses in Mexico had been increasing for each of the quarterly periods of 2004 (2) market conditions had not improved despite a favorable vote in the Mexican Congress in November 2004 not to impose an excise tax on propane, an issue that management believed had been having a negative impact on market conditions throughout 2004 and (3) the establishment of the IBM joint venture in Mexico in December 2004, which is consistent with management’s new direction related to operations in Mexico. Previously, the Company’s Mexican operations were conducted through its 100% owned subsidiary, GIM.

The decision to recognize an impairment charge for Japan during the fourth quarter of 2004 was based on (1) the failure to conclude a joint venture during the fourth quarter of 2004 with a Japanese partner, which would have increased the Company’s presence and profile in Japan under a Japanese name and (2) the 2005 planning process had indicated during the fourth quarter of 2004 that revenues were expected to decline in 2005 due primarily to the inability of the subsidiary operation to replace revenues previously lost as a result of a major customer selecting another supplier.

2. Acquisition of BRC

7.	Please tell us in further detail the nature and amounts of the “business acquisition costs” aggregating $12.8 million that were deferred and capitalized in the Company’s December 31, 2002 balance sheet.

Response:

The amount carried in “business acquisition costs” on the balance sheet at December 31, 2002 was primarily related to the Company’s acquisition of the first 50% share in BRC, which was completed in July 2003. The Company deferred acquisition costs under this caption in the long-term section of balance sheet until the transaction was completed and the amounts were reclassified to investment in subsidiaries or unconsolidated affiliates. At December 31, 2002, $10.0 million of the total cost of $12.8 million was specifically related to the November 2002 issuance of approximately 2.3 million shares of common stock, valued at $10.0 million by all parties to the BRC transaction, for the purpose of partially funding the $23.8 million acquisition cost. In addition, in the three months ended December 31, 2002, the Company made additional payments of approximately $2.4 million to the sellers of BRC towards the purchase price and incurred direct costs of approximately $0.3 million related to the acquisition of BRC. The Company also reported as part of business acquisition costs on the balance sheet at December 31, 2002 amounts totalling approximately $0.1 million related to the acquisitions of IMPCO China and IMPCO Egypt, which were eventually written-off in 2004.

Note 7. Stockholders’ Equity

(d) Warrants

8.	Please tell us and revise the notes to your financial statements to explain in future filings, how the warrants issued in the various transactions disclosed in Note 7 were valued and accounted for in the Company’s consolidated financial statements. Although we note the Company has provided these disclosures for warrants issued in 2004, similar disclosures should be provided for warrants issued during the other periods presented in the Company’s financial statements.

Response:

The Company is revising herein for the Staff’s information Note 7(d) to the consolidated financial statements included in its Form 10-K for the fiscal year ended December 31, 2004 to include the manner in which warrants issued in certain transactions were valued and how they were accounted for in the financial statements. The Company will explain in future filings how warrants issued in all periods presented are valued and accounted for in the Company’s consolidated financial statements.

(d) Warrants

On January 11, 2002, the Company completed a private placement of 2,000,000 shares of common stock at a price of $11.25 per share for $22.5 million. The Company also issued to the investors warrants to purchase an aggregate of 200,000 shares of common stock at an exercise price of $5.83 per share. Each purchaser was issued a warrant to purchase one-tenth of a share of common stock for each share of common stock purchased under the agreement. In addition, the Company issued warrants, vesting immediately, to purchase an aggregate of 100,000 shares of common stock to the placement agent in connection with the transaction. The warrants are exercisable at any time until January 11, 2006. These warrants represent direct costs and incentives related to an equity offering. The Company did not recognize any accounting effect to additional paid in capital on the balance sheet as of April 30, 2002 because the value assigned to the offering costs paid by issuance of warrants is offset by the value assigned to warrants issued as offering costs. As of December 31, 2004, none of the warrants have been exercised.

In connection with an $8.0 million loan commitment obtained in March 2003 from a Company director that expired on July 31, 2003, the Company granted 200,000 warrants, vesting immediately, to the director to purchase IMPCO stock at a price of $2.51. The warrants expire in four years. The Company determined a fair value of the 200,000 warrants issued equal to approximately $0.3 million based on the application of the Black-Scholes model. The following assumptions were made in connection with the Black-Scholes model: expected life of the option- 4.0 years; price volatility – 87.5%; risk-free interest rate – 4.0% and the dividend yield – 0%. At the time of issuance, the Company accounted for these warrants as an increase of approximately $0.3 million in additional paid in capital and deferred interest costs subject to amortization to expense based of the expected life of the loan, or less than one year. The expense recognized in the statement of operations for the fiscal year ended December 31, 2003 was $0.3 million. As of December 31, 2004, none of the warrants have been exercised.

During April and May of 2003, the Company entered into agreements with investors to provide approximately $3.1 million in bridge loans, of which $1.4 million was from an entity related to one of the Company’s directors. In conjunction with the bridge loan agreements the Company issued warrants to the investors to purchase 325,000 shares of the Company’s common stock at $2.46, or 120% of market price. The Company determined a fair value of the 325,000 warrants issued equal to approximately $0.4 million based on the application of the Black-Scholes model. The following assumptions were made in connection with the Black-Scholes model: expected life of the option - 4.0 years; price volatility – 63.2%; risk-free interest rate – 3.6% and the dividend yield – 0%. At the time of issuance, the Company accounted for these warrants as an increase of approximately $0.4 million in additional paid in capital and deferred interest costs subject to amortization to expense based of the expected life of the loan, or less than one year. The expense recognized in the statement of operations for the fiscal year ended December 31, 2003 was $0.4 million. During 2004, 160,000 warrants were exercised with 155,000 warrants unexercised at December 31, 2004.

On July 21, 2003, the Company issued 500,000 warrants at a price of $2.00, fully vested, to Bison to acquire the Company’s stock in connection with the issuance of a $20.0 million senior secured subordinated promissory note. In September 2003, Bison exercised all of the warrants and the Company received $1.0 million in proceeds from the exercise of the warrants. The Company determined a fair value of the 500,000 warrants issued equal to approximately $2.6 million based on the application of the Black-Scholes model. The following assumptions were made in connection with the Black-Scholes model: expected life of the option- 5.0 years; price volatility - 91.3%; risk-free interest rate – 2.6% and the dividend yield – 0%. At the time of issuance, the Company accounted for these warrants as an increase of approximately $2.6 million in additional paid in capital and deferred interest costs subject to amortization to expense based of the expected life of the loan, or four years. The expense recognized in the statements of operations for the fiscal years ended December 31, 2003 and 2004 were $0.3 million and $2.3 million, respectively. In December 2004, the Bison loan was prepaid fully and all deferred costs were expensed.

On April 1, 2004, the Company issued 120,000 warrants to Bathgate Partners, LLC in connection with the Bison loan, fully vested, at a price of 120% over the closing price, or $7.40. The Company determined a fair value of the 120,000 warrants issued equal to approximately $0.5 million based on the application of the Black-Scholes model. The following assumptions were made in connection with the Black-Scholes model: expected life of the option- 5.0 years; price volatility - 89.1%; risk-free interest rate – 4.19% and the dividend yield – 0%. The Company recognized $0.5 million as part of interest expense in the fiscal year ended December 31, 2004 in connection with the prepayment of the Bison loan in December 2004.

Note 17. Quarterly Results of Operations

9.	Since you do not reflect the measure “gross profit” in your consolidated statements of operations, please revise Note 17 to explain how this measure was calculated or determined. Alternatively, you may revise your presentation in Note 17 so that it is consistent with your consolidated statements of operations.

Response:

In future filings, the Company will not use captions in the quarterly results of operations that are inconsistent with captions used in the consolidated financial statements or undefined.

10.	Please tell us and discuss in MD&A the nature and timing of the events or circumstances that resulted in the $1.3 million increase in the reserve for excess and obsolete inventory that was made during the fourth quarter of 2004. As part of your response, please explain why this adjustment did not occur until the fourth quarter of 2004.

Response:

The Company recognized an increase in the excess and obsolescence reserve in the fourth quarter of 2004 in the amount of $1.3 million primarily due to the changes in the foreign markets that are served by U.S. operations (production) and changes in the U.S. market towards certified engine systems and away from component sales through distribution. The factors that led the Company to take a charge for obsolescence were (1) the Company determined during the fourth quarter as part of its annual planning process that the level of intercompany shipments to foreign subsidiaries was expected to decline during 2005 due to changes in market conditions in the foreign markets, (2) in November 2004, in response to reduced demand for the core IMPCO products produced in the United States for worldwide distribution, a reduction in the production workforce was made and (3) the plan to complete the acquisition of BRC was announced on October 25, 2004, which initiated management’s plans to integrate IMPCO and BRC’s operations and would cause the product mix to change and favor electronic fuel injection technology as opposed to IMPCO’s core air carburetion product line.

BRC S.R.L. Financial Statements

Note 6. Investments in Affiliates

11.	Based on the disclosures provided in Note 6, we are unclear as to how the Company calculated the Euro 953 gain recognized during 2002 in connection with its ownership interest in BRC Brasil. Please explain in further detail how the Company calculated or determined the gain realized and explain why you believe its recognition is appropriate. Your response should explain in further detail the nature of the assets given up and their related carrying values and the nature of the assets received and their related fair values. We may have further comment upon receipt of your response.

Response:

Up until June 2002, BRC’s activities in Brazil were undertaken through its 99.9% owned trading subsidiary, BRC Brazil. BRC Brazil purchased kits from BRC Italy and sold the kits on the Brazilian market. In June 2002, pursuant to an agreement signed in October 2001, BRC Italy formed a joint venture (“JV”) with White Martin Gases Industriales (“WM”), a subsidiary of Praxair Inc., a U.S. multi-national, by which the two companies agreed to undertake jointly the manufacture and sale of conversion kits to the Brazilian market. The JV agreement called for the establishment of two companies. The first was WMTM, the primary JV company which would manufacture and sell the fuel technology systems. Secondly, BRC Gas Equipment (“BRCGE”), a temporary trading company to take over the trading activities of BRC Brasil until WMTM had commenced operations.

Accordingly, in June 2002, BRC Brazil contributed, in exchange for shares, its operating assets (primarily inventories) to BRCGE at net book value (€717,000). At the same time WM contributed to BRCGE the same amount of capital (€717,000) in the form of cash. Shortly thereafter, WM and BRC Brasil each contributed cash for €819,000 for the formation of WMTM. In December 2002, WMTM commenced manufacturing and selling kits on the Brazilian market. Near the end of 2002, BRCGE ceased its trading activities and commenced winding-up.

At the end of the transaction, effectively, BRC Italy had given up its controlling interest in a subsidiary for a 50% non-controlling interest in the WMTM joint venture. In return, they received US$2,090,000 (US$2,200,000 less a price adjustment of US$110,000) equivalent to €1,907,000 and a 50% interest in BRCGE and WMTM with a book value of €1,536,000.

The Company identified EITF 01-2 Interpretations of APB Opinion No.29 as applicable to this transaction, in particular Issue 8(a), 8(b) and 6 are considered relevant. The following is an excerpt from EITF 01-2:

Issue 8(a)—What level of monetary consideration in a nonmonetary exchange causes the transaction to be considered monetary in its entirety and, therefore, outside the scope of Opinion 29.

The Task Force discussed an exchange of nonmonetary assets that would otherwise be based on recorded amounts but that also involve monetary consideration (boot). The Task Force reached a consensus that the transaction should be considered monetary (rather than nonmonetary) if the boot is significant, and agreed that “significant” should be defined as at least 25 percent of the fair value of the exchange. (emphasis added). As a monetary transaction, both parties would record the exchange at fair value (as discussed in Issue 8(b), below)

Therefore, the BRC exchanges, which contained boot, were effectively considered to be “monetary” as the extent of the boot received was significant. At the time of the transfer,

the Company did not know the “fair value” of the assets given up, therefore it used the fair value of the assets received to assess fair value. The only asset contributed by the counterparty (WM) was cash, for a total of approximately €1,536,000. In addition, WM paid 1,907,000 directly to BRC Brazil as purchase consideration. No other assets or liabilities were contributed to the new JV by WM. As indicated below, the assets exchanged by BRC were inventories, cash and the controlling interest.

Further to the EITF discussion above, in The Task Force reached a consensus on Issue 8(b) that the gain should be computed in a manner consistent with the consensus reached in Issue 6. The Task Force reached a consensus that application of the consensus on Issue 8(b) is required for exchange transactions committed to after April 19, 2001. Issue 6 of the EITF is as follows:

“If the fair value of the asset(s) given up (or of the ownership interest received if that asset’s fair value is more readily determinable) is greater than its carrying value, then (a) a gain in the amount of that difference should be recognized if the entity accounts for the ownership interest received using the cost method, or (b) a partial gain should be recognized if the entity accounts for the ownership interest received using the equity method. (emphasis added) The partial gain should be calculated as the amount described in (a), above, less the portion of that gain represented by the economic interest (which may be different from the voting interest) retained. For example, if Entity A exchanges an asset with a carrying value of $1,000 and a fair value of $2,000 for a 30 percent economic interest in Entity B, Entity A should recognize a gain of $700 [($2,000 - $1,000) × 70%]. Thus, the amount recorded for the ownership interest received is partially based on its fair value at the exchange date and partially based on the carryover amount of the asset(s) surrendered.”

Based on the above, therefore, the Company believes that the exchange of the interest in the controlling subsidiary for a 50% non-controlling interest in the JV of WMTM qualified as a “monetary” exchange and that, using the guidance of the EITF, partial gain recognition was warranted.

The fair value of the interest received was more readily determinable than the fair value of what was given up due to the level of cash involved in the transaction. In fact, WM invested a total of €3,443,000 in cash for its 50% share in the JV (€1,536,000 was paid directly into BRCGE and WMTM as capital and €1,907,000 was paid directly to BRC Brazil). Accordingly, the following is a breakdown of how that gain was subsequently arrived at (in thousands of euros):

Total consideration paid by WM for its 50% share in the JV	3,443
Less: Carrying value of assets given up by BRC Brazil:
Inventories	717
Cash contribution	819

1,536

Gain for BRC Brazil	1,907

As the new JV was a 50/50 split, in accordance with EITF 01-2, 50% of the gain (€953) was recognized.

Form 10-Q for the period ended March 31, 2005

12.	We note that you present certain financial information in euros. Please present information consistently in your reporting currency, US dollars.

Response:

The Company will comply with your requirement to report all future financial information in the notes to the financial statements in the reporting currency.

Note 7. Business Acquisition

13.	Please explain in further detail why your preliminary purchase price allocation for the purchase of BRC did not result in the recognition of any identifiable intangible assets such as patents, trademarks, favorable or unfavorable lease arrangements or other contracts or customer relationship intangibles. Explain in detail how the Company determined that no identifiable intangible assets existed that required separate recognition apart from goodwill in accordance with paragraph 39 of SFAS No. 141. Additionally, please tell us and revise the notes to your financial statements to disclose the factors that contributed to a purchase price that resulted in recognition of goodwill as required by paragraph 51b of SFAS No. 141. We may have further comment upon receipt of your response.

Response:

The Company completed its 100% purchase of BRC on March 31, 2005. The final purchase price allocation was not completed by the time the Company issued its Form 10-Q on May 18, 2005. The Company has engaged an external valuation company to determine the fair values of both tangible and intangible assets and liabilities as of March 31, 2005. The Company is aware of the requirement to allocate the purchase price over the fair values of intangible and tangible net assets and liabilities in accordance with FAS No. 141 and to recognize any unrecorded amortization expense from March 31, 2005 through to the date of the finalization of the purchase price allocation. The Company expects to complete the purchase price allocation effective for the issuance of Form 10-K, for the fiscal year ended December 31, 2005.

Other

14.	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company’s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in wiring, a statement from the company acknowledging that

•	the company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Response:

In connection with the Company’s response to your comments, the Company acknowledges that

•	The Company is responsible for the adequacy and accuracy of the disclosures in the filings;

•	Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust that the foregoing is responsive to your comments. If I may be of further assistance, please contact me at (562) 860-6666.

Sincerely yours,

IMPCO Technologies, Inc.

/s/ THOMAS M. COSTALES
Thomas M. Costales
Chief Financial Officer